Exhibit 99.1

News Release
Update on Masbate Gold Mine Production
B2Gold Shares listed on the NYSE MKT

Vancouver, June 24, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”), announces that on June 05, 2013 Masbate Operations in the Philippines suspended processing after observing minor leaks in the process plant tailings line.  Subsequent wear measurement resulted in the decision to replace the steel line, which has been completed. Production recommenced on June 22, 2013.

  Prior to this unforeseen event, Masbate Mine gold production was 1,800 ounces ahead of B2Gold forecasts for the quarter. Due to the suspension of operations, production for Q2 is estimated to be approximately 7,000 ounces of gold less than forecast. This production loss will be offset with a modification of the mining sequence that had been in development prior to this event, centered on the Colorado Pit.  Therefore, B2Gold guidance for the year, which is 175,000 to 185,000 ounces of gold, is unaffected.

Tailings line discharge was minimal, estimated to total less than 100 cubic metres of slurry and the leakage was contained within a designed emergency pond and ditch adjacent to the line. The emergency pond is specifically designed to contain tailings material in the event of a pipe rupture. Repairs to this section of pipe were immediately conducted and cleanup activities were undertaken.  Extensive environmental monitoring of all potential areas of impact from these incidents was conducted during and after the incident, with no impacts detected.  On-going monitoring will continue as the plant is restarted to confirm no additional impacts from this event.

The Department of Environment and Natural Resources (DENR) including the offices of the Mines and Geosciences Bureau (MGB) and Environmental Management Bureau (EMB) were informed of the incident, with both offices subsequently visiting the operation. From these visits, no significant variation to works already completed or scheduled by the operation were required. Officials and nearby residents of the adjacent Barangay were also notified of the incident and were made aware of all remedial actions that were to be taken.

Investigations into the cause of these leaks, including ultrasonic testing, indicated premature internal wear of the tailings pipeline. Therefore, to eliminate the potential for similar events, the entire tailings pipeline was replaced. Replacement work proceeded 24 hours a day and is now complete. Before the recommencement of processing operations, the pipeline was hydrostatically tested for a period of 24 hours to ensure the integrity of the system.   No other lines are impacted.

Inclusion to NYSE Arca Gold Indices

On June 07 2013, B2Gold listed the Company’s shares on the NYSE MKT under the symbol BTG. Subsequent to the listing, B2Gold was added to the NYSE Arca Gold Miners Index (GDM) and the NYSE Arca Gold BUGS Index (HUI) effective Monday, June 24, 2013.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a strong portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Uruguay.

B2Gold is projected to produce approximately 360,000 to 380,000 ounces of gold in 2013. With the mining of higher grade ore at La Libertad Mine from the Santa Maria and Jabali pits, and the successful development of the Otjikoto mine in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting annual production in 2015 of approximately 550,000 ounces of gold making B2Gold one of the fastest growing gold producers in the world.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.